

May 27, 2020

Christopher J. Eppel
Chief Financial Officer
FreightCar America, Inc.
125 S. Wacker Drive, Suite 1500
Chicago, Illinois 60606

> **Re: FreightCar America, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 4, 2020, and as Amended April 6, 2020**
> **Form 10-Q for the Quarterly Period Ended March 31, 2020**
> **Filed May 12, 2020**
> **File No. 000-51237**

Dear Mr. Eppel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 20

1. We note that your revenue significantly declined by $65 million, or 92%, from $71 million for the three months ended March 31, 2019 to $5 million for the three months ended March 31, 2020. You indicate this was due to the decrease in the number of railcars delivered (11 versus 641 units) due to lower industry demand, which was partially offset by a higher average selling price for new railcars in 2020. We also note from your earnings call that the lower demand was due to the combination of timing and weakness in the backlog, line changeovers, and a loss of 8 production days at the end of the first quarter related to the Coronavirus. Revise your results of operations to provide qualitative reasons as to why demand was lower. To the extent possible, quantify how the differing

      factors impacted the overall change in your results of operations. Additionally, quantify how your expected deliveries are expected to ramp up through the year to the extent possible to provide further insight into known trends and uncertainties. We also note from your earnings call a withdrawal of the 2020 guidance for deliveries and capital expenditures, and although no order cancellations, you are not building any railcars that do not have a firm order behind them, and as the Mexico facility is expected to begin production during the third quarter but not without a firm customer order, please address how you expect deliveries to ramp up for the year. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing